June 23, 2014

Via Edgar and Federal Express

Mr. H. Roger Schwall,

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Range Resources Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 1-12209

Dear Mr. Schwall,

On June 11, 2014, Range Resources Corporation (“we” or the “Company”), received comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above referenced Form 10-K. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties, page 2

Production, Price and Cost History, page 6

Inquiry:

1.	The historical 2013 natural gas liquids yield ratio here is about 35 BNGL/MMCFG (=9255 MBNGL/264.5 BCFG). The projected yield from proved reserves on page seven is about 66 BNGL/MMCFG (= 374,412 MBNGL/5666 BCFG). Please explain this difference to us.

Response:

We acknowledge the Staff’s question and provide the following explanation. The change in the projected natural gas liquids (“NGL”) yield ratio of our proved reserves when compared to our 2013 NGL yield ratios is primarily related to the inclusion of proved ethane reserves in the liquids rich portion of southwestern Pennsylvania associated with our ethane sales contracts. These ethane sales contracts commenced line-fill in fourth quarter of 2013 and therefore had a minimal impact on production and the corresponding NGL yield realized during 2013 but will have a larger impact going forward. Additionally, NGL yield varies across the Marcellus; the gas has higher Btu to the west and lower Btu to the east and our planned development of the higher Btu areas impacts the NGL yield ratio reported in our proved reserves.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

Undeveloped Acreage Expirations, page 13

Inquiry:

2.	We note the expiration of 56% of your undeveloped acreage by year-end 2016. Please tell us the figures for the proved undeveloped reserves that you have attributed to locations that are scheduled for drilling after expiry.

Response:

We acknowledge the Staff’s question and provide the following explanation. Based on development plans as of December 31, 2013, none of our proved undeveloped reserves are located on leases which are not scheduled to be drilled within the existing lease terms.

Management’s Discussion and Analysis of Results of Operations, page 38

Average Prices, page 41

Inquiry:

3.	It appears that the historical 2013 “Average realized prices (including all derivative settlements)” for natural gas is $4.00/MCFG and the 2013 “Average realized prices (including all derivative settlements and third party transportation costs paid by Range)” is $3.08/MCFG. You have disclosed $3.75/MCFG (page F-41) as the average realized price for proved reserve determination. Please explain to us how you accounted for the apparent $.92/MCFG transportation cost in your reserve estimates.

Response:

We acknowledge the Staff’s comments and provide the following explanation. We follow the relevant accounting guidance which dictates where transportation expenses are reported in our statement of operations. Based on that guidance, some transportation expense is reported as a reduction to revenue and some as an operating expense in our results of operations. In the MD&A, we show our price analysis in a form that provides meaningful realized price information to investors, acknowledging the different accounting presentation required for these costs and presenting all transportation costs as a reduction to realized prices. All required transportation costs associated with our proved reserves are included as a component of operating expenses in our reserve reports.

Notes to Consolidated Financial Statements, Page F-10

Proved developed and undeveloped reserves: page F-42

Inquiry:

4.	We note the inclusion of 676 BCFE of ethane proved reserves here. With reasonable detail, explain to us the terms of your ethane sales contracts and the benchmark and average realized prices you used in the estimation of proved reserves.

Response:

We acknowledge the Staff’s question and provide the following explanation. The Company has signed three ethane sales and transportation agreements for its liquids-rich gas in southwestern Pennsylvania. Two of the agreements began deliveries in the fourth quarter of 2013. The first contract is a 15-year contract to sell 15,000 barrels of ethane per day commencing January, 2014 from the tailgate of the third-party processing and fractionation facilities to the international border for further delivery into Canada. This contract is primarily priced at an Appalachia gas price index. Pricing of the proved reserves associated with this contract would be based on the historical first of month differential of the Appalachia gas price index to NYMEX for the last 12 months and a conversion factor to convert a gas price on an MMbtu basis to a dollar per barrel basis based on ethane recovery at the tailgate of the third party processing plant. The second contract is a 15-year transportation agreement that allows the Company to transport ethane to the Gulf Coast. The agreement allows the Company to sell the delivered ethane at the Mont Belvieu price (a recognized ethane market) less the transportation fee from southwest Pennsylvania to Mont Belvieu. Pricing associated with this contract would be the average of the first of month

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

ethane price for the last twelve months less the transportation fee. The third contract is a 15-year agreement to transport ethane and propane from the tailgate of the third party processing and fractionation facilities to a terminal and dock facility near Philadelphia which is still under construction. As of December 31, 2013, there are no proved reserves associated with the third contract. Ethane is included in our average NGL price along with all other NGL products.

The following details the changes in proved undeveloped reserves for 2013 (Mmcfe), page F-43

Inquiry:

5.	It appears the 2013 proved undeveloped reserves development rate is 14% (433.5 BCFE/(3048-23)). Based on disclosure in the Forms 10-K for the 2012 and 2011 fiscal years, it appears the proved undeveloped reserves development for 2012 and 2011 are 16% each. This cumulative conversion of 46% over three years does not indicate that your PUD development activities will comply with the requirements of Rule 4-10(a)(31) of Regulation S-X, i.e. “(ii) Undrilled locations can be classified as having [proved] undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” Please explain to us the reasons that your PUD conversion rates do not appear to follow a five year development schedule that complies with Regulation S-X. Address the PUD volumes that you have reclassified as unproven in each of the last three years due to “a slower pace of development activity beyond the five-year development horizon.”

Response:

We acknowledge the Staff’s comments and provide the following explanation. We believe our development plan is in compliance with the requirements of Rule 4-10-(a)(31) of Regulation S-X such that we develop our proved undeveloped reserves within 5 years from the booking date or those reserves are dropped from proved undeveloped reserves. As disclosed in our 2013 Form 10-K, we have an immaterial amount of proved reserves, less than 1% of total proved undeveloped reserves, that have been reported for five or more years. Our calculation of the three year cumulative PUD conversion rate is 50% when PUDs sold in 2011 are included in the calculation (364/2259-409) which is a similar methodology as provided in the 2013 calculation above. We believe our PUD conversion percentage allows for development of our booked proved undeveloped reserves within 5 years from its booking date. Additionally, the conversion percentage calculation provided does not include those proved undeveloped reserves which have been dropped due to the 5 year rule, a revised development plan, a revised recovery estimate or pricing. As a result of our continued success in the Marcellus which includes drilling longer laterals and increasing the number of completion stages, the development plan is periodically re-optimized which has resulted in some wells being dropped due to the fact they will not be drilled within five years from the booking date. These dropped proved undeveloped reserves are included in the “Revision” category of the proved undeveloped reconciliation as we account for dropped reserves as a revision to a previous estimate. Below is a summary of the last three years of proved undeveloped reserves which have been dropped and are included in the “Revision” category included in our Form 10-K presentation of the detailed changes to proved undeveloped reserves.

PUD’s Dropped

2011	119 BCFE
2012	319 BCFE
2013	392 BCFE

If these reserves were included in the conversion calculation then the corresponding proved undeveloped conversion percentages would be 21%, 17% and 18% for a cumulative of 56% over the last three years. We believe this PUD conversion rate percentage supports our compliance with Rule 4-10 (a)(31) and we will develop the proved undeveloped reserves that are included in the Company’s current development plan. In response to the Staff’s comment, we respectfully propose that in future filings on Form 10-K, we will provide an additional disclosure for the proved undeveloped reserves which have been removed/dropped.

Exhibit 99.2

Inquiry:

6.

We note the disclosure in this third party reserve report, “The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Auditor as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers”.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

Item 1202(a)(7) of Regulation S-K requires that “…if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit.” Please file a third party report that complies with Item 1202(a)(7) of Regulation S-K by disclosing the qualifications of the reserve auditor rather than referring to the SPE’s requirements.

Response:

We note the Staff’s comment. Concurrently with the submission of this letter, we are filing through EDGAR a Form 10-K/A for the year ended December 31, 2013 with the revised version of our third party engineer’s report.

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have any additional questions or comments.

Sincerely,

/s/ Roger S. Manny
Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	Jeffrey Ventura, Chief Executive Officer

David P. Poole, Senior Vice President and General Counsel

Stephen M. Gill – Vinson & Elkins LLP

Ronald Winfrey – United States Securities and Exchange Commission

A. N. Parker – United States Securities and Exchange Commission

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100